UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              Percon Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    71361E1
                         ------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

                                  SCHEDULE 13G
                                  ------------

CUSIP No. 71361E1                                                    Page 2 of 5
          -------

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James E. Navarre
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      --------------------------------------------------------------------------

                          5)  SOLE VOTING POWER

      NUMBER OF               317,391
                              --------------------------------------------------
      SHARES
                          6)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                7)  SOLE DISPOSITIVE POWER

      REPORTING               317,391
                              --------------------------------------------------
      PERSON
                          8)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      317,391
      --------------------------------------------------------------------------

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.0%
      --------------------------------------------------------------------------

12)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------


                                     2 of 5

Item 1.     Issuer

      (a)   The name of the Issuer is Percon Incorporated.

      (b) The Issuer's executive offices are located at 1720 Willow Creek Circle, Suite 530, Eugene, OR 97402-9171.

Item 2.     Reporting Person and Security

      (a)   This Statement is filed by Mr. James E. Navarre, an individual.

      (b) Mr. Navarre's residence address is 9428 NE 1st Street, Bellevue, WA 98004.

      (c)   Mr. Navarre is a citizen of the United States of America.

      (d)   This Statement relates to shares of Common Stock of Percon
Incorporated.

      (e) The CUSIP number assigned to the Common Stock of the Issuer is 71361E1.

Item 3.     Filings Pursuant to Rule 13d-1(b) or 13d-2(b)

            Not applicable.

Item 4.     Ownership

      (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Navarre may be deemed to be the beneficial owner of a total of 317,391 shares of Issuer Common Stock. This amount includes 15,000 shares subject to options currently exercisable or exercisable within 60 days of December 31, 1996.

      (b) Mr. Navarre's beneficial ownership of Issuer Common Stock represented approximately 8.0% of the 3,954,173 issued and outstanding shares on November 12, 1996, as reported in the Issuer's most recent quarterly report.

      (c) Mr. Navarre has sole power to vote or to direct the disposition of the total amount of shares that he beneficially owns.

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.


                              Page 3 of 5 pages

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            Not applicable.


                              Page 4 of 5 pages

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 11, 1997
                                       -----------------------------------------
                                                         Date


                                                  JAMES E. NAVARRE
                                       -----------------------------------------
                                                  James E. Navarre


                              Page 5 of 5 pages